

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 26, 2010

Via U.S. Mail and Facsimile to (615) 373-1947

Mr. Joseph F. Furlong, III
Chief Executive Officer
American Homepatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN 37027

> **Re:** **American Homepatient, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 0-19532**

Dear Mr. Furlong:

We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services